UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15F
CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE
DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number  0-30600
The Westaim Corporation

(Exact name of registrant as specified in its charter)
144 – 4th Avenue, S.W., Suite 1010
Calgary, Alberta T2P 3N4
Canada
(780) 469-8211

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, no par value

(Title of each class of securities covered by this Form)
     Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☑	Rule 12h-6(d) ☐

(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☐	Rule 12h-6(i) ☐

(for debt securities)	(for prior Form 15 filers)

PART I
     Item 1.  Exchange Act Reporting History
          A.  The Westaim Corporation (“Westaim”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on April 14, 2000, the date on which its registration statement on Form 40-F relating to its Common Stock, was declared effective.
          B.  During the 12-month period preceding the filing of this Form 15F, Westaim has filed or submitted all reports required under the Exchange Act section 13(a) or section 15(d) and corresponding Securities and Exchange Commission (“SEC”) rules, including the filing of its annual report on Form 20-F for the fiscal year ended December 31, 2007.
     Item 2.  Recent United States market Activity
          Westaim’s securities were last sold in the United States in a registered offering under the Securities Act of 1933 (the “Securities Act”) on September 13, 2000 pursuant to a Form S-8 filed on September 13, 2000 (File No. 333-12532).
     Item 3.  Foreign Listing and Primary Trading Market
          A.  Westaim’s Common Stock is listed on the Toronto Stock Exchange (“TSX”), in Canada. The primary trading market for Westaim’s Common Stock is the Toronto Stock Exchange as of a recent 12-month period. The first and last days of the recent 12-month period are October 19, 2007 and October 18, 2008, respectively.
          B.  Westaim’s Common Stock was first listed on TSX on July 4, 1996. Westaim has since maintained its listing on the Toronto Stock Exchange, including at the time of filing this Form 15F and during the 12 months preceding the date hereof.
          C.  The percentage of trading in Common Stock that occurred on TSX as of a recent 12-month period was 95.14%. The first and last days of the recent 12-month period are October 19, 2007 and October 18, 2008, respectively.
     Item 4.  Comparative Trading Volume Data
          The 12-month period relied upon commenced on October 19, 2007 and includes October 18, 2008 as the last day (the “12-month period”). For the 12-month period, the average daily trading volume of the Company’s Common Stock was 231,614 shares on a worldwide basis. The Company’s Common Stock is only traded on TSX. For the 12-month period the average daily trading volume of the Company’s Common Stock in the United States was 4.86% of the average daily trading volume on a worldwide basis. All trading volume data pertaining to TSX was obtained from TSX. Trading volume data in the United States was obtained from the following sources: (1) for the 12 months ending October 18, 2008 the data was obtained from the Pink Sheets Electronic OTC Markets, and (ii) for the 12 months ending October 18, 2007 the data was obtained from Yahoo Finance. The Company delisted its Common Stock from the Nasdaq Stock Market on October 18, 2007. The average daily trading volume in the United States as a percentage of worldwide trading for the 12 months ending October 18, 2007 immediately prior to the Company’s de-listing from the Nasdaq Stock Market was 20.1%.
     Item 5.  Alternative Record Holder Information
          Not applicable.
     Item 6.  Debt Securities
          Not applicable.
     Item 7.  Notice Requirement
          On October 20, 2008 the Company published notice as required by Rule 12h-6(h) under the Exchange Act disclosing its intent to terminate its reporting obligations under Section 12(b) and 15(d) of the Exchange Act. On the same date, notice was posted on the Company’s website (www.westaim.com) and a copy was submitted to the SEC under cover of as Form 6-K.

Item 8.  Prior Form 15 Filers
          Not applicable.
PART II
     Item 9.  Rule 12g3-2(b) Exemption
          Westaim intends to publish information required under Rule 12g3-2(b)(1)(iii) on its internet website at www.westaim.com.
PART III
     Item 10.  Exhibits
          Not applicable.
     Item 11.  Undertakings
          The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:
               (1)  The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);
               (2)  Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or
               (3)  It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.
SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, The Westaim Corporation has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In doing so, The Westaim Corporation certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.
Date:  October 21, 2008
The Westaim Corporation

By:	/s/ G.A. (Drew) Fitch
	Name:	G.A. (Drew) Fitch
	Title:	President and Chief Executive Officer and Chief Financial Officer